SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 or 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

Date October 6, 2006_________________________________

BIOTECH HOLDINGS LTD. _

(Exact name of Registrant as specified in its charter)

#160 - 3751 Shell Road, Richmond, British Columbia, Canada, V6X 2W2 _

(Address of principal executive offices)

Commission file number 0-29108 _

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F)

Form 20-F Yes Form 40-F No

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

No

Biotech Holdings Ltd.

Filed in this Form 6-K

Documents index

  News Release dated October 6, 2006

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BIOTECH HOLDINGS LTD.

By: /s/ Robert Rieveley

Name: Robert Rieveley

Title: Chief Executive Officer

Date: October 6, 2006

BIOTECH HOLDINGS ANNUAL MEETING REPORT

Vancouver, B.C., October 6, 2006 - Biotech Holdings (the "Company", TSXV:BIO.V; OTC BB: BIOHF; Frankfurt: 925970.F) is pleased to announce that it held its annual meeting on September 29, 2006.

The formal business of the meeting included acceptance of the March 31, 2006 financial statements, confirmation that STS Partners LLP would continue in the coming year as auditors for the company and election of directors.

Directors elected at the Annual General Meeting were Robert Rieveley, Cheryl Rieveley, Gale Belding, Johan de Rooy, Art Cowie and Ross Wilmot. The independent (outside) directors are Art Cowie, Johan de Rooy and Ross Wilmot.

Management and directors answered questions from shareholders present at the meeting.

Following the annual meeting, the directors appointed members to an Audit Committee consisting of Ross Wilmot, Art Cowie, Robert Rieveley and Johan de Rooy (Chair of Audit Committee) as well as a Compensation Committee consisting of Art Cowie, Johan de Rooy and Ross Wilmot (Chair of Compensation Committee).

The following officers were appointed: Robert Rieveley as Chief Executive Officer of the Company, Gale Belding as Corporate Secretary and Lorne Brown, CA as Chief Financial Officer.

This release has been approved by the Board of Directors of Biotech Holdings.

The TSX Venture Exchange does not accept responsibility for the adequacy or accuracy of this release.

Any statements made in this release that are not based on historical fact are forward-looking statements. Any forward-looking statements made in this release represent management^s best judgement as to what may occur in the future. However, actual outcome and results are not guaranteed and are subject to certain risks, uncertainties and assumptions and may differ materially from what is expressed.